UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 02, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater announces first production from the Blitz project in the US
Westonaria, 2 October 2017: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that on Friday, 29 September 2017, it commenced with production from the Blitz project, at Sibanye-
Stillwater's operations in Montana, in the United States of America. The completion of a secondary escape-way system at the Blitz 10 stope block, concluded the final infrastructure required for the production to begin.
Approximately 1,360 tonnes of ore that was excavated during development and stockpiled on surface, will now be processed. Based on muck sampling along the entire 115-ft of ore width intersected within the stope block, this initial cut delivered ore with an estimated average 2E grade of 1.15 oz/ton
(39 g/tonne).

Neal Froneman, CEO of Sibanye-Stillwater, commenting on the developments at the Blitz project said:
“The integration of the US operations since acquisition in May 2017, has been pleasing. The operations continue to deliver as anticipated and first production from Blitz is more than three months ahead of schedule. Initial ore intersected and excavated from the Blitz project, is significantly higher grade than the average Stillwater Mine combined proven and probable 2E reserve grade of 0.57 oz/ton
(19.55g/tonne), and is an indication of the quality of the Blitz project.”

Blitz is expected to reach full production of approximately 300,000oz (2E) by late 2021/early 2022, increasing total 2E PGM production from the US operations by more than 50% to approximately 850,000oz.
The increased production from Blitz is expected to further reduce unit operating costs of the US operations.

“Delivery of low cost production growth into a robust price environment, supported by long-term palladium fundamentals in our view, is what underpinned our decision to acquire Stillwater. The early commissioning of Blitz has confirmed our view that the US operations will deliver significant value to
Sibanye-Stillwater in future”, said Froneman.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
Competent Persons statement
The information in this announcement that relates to development results and other scientific and technical information is based on information compiled by Mr Brent Lamoure. Mr Lamoure is a full time employee of Sibanye-Stillwater and a qualified Professional (QP) Member of the Mining and Metallurgical
Society of America. Mr Lamoure has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a
Competent Person as defined by SAMREC. Mr Lamoure consents to the inclusion in this announcement of the matters based on this information in the form and context in which it appears. A technical report relating to 2016 Mineral (Ore) reserves at the mining operations of Stillwater Mining Company was completed in February 2017 by Behre Dolbear and is published on the company’s website.
FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995, including the statements related to expected production volumes. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can”
and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 2, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer